UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):     ☐ Form 10-K     ☒ Form 20-F     ☐ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:__________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Onion Global Limited

Full Name of Registrant

N/A

Former Name if Applicable

No. 309 3-05 Huangfu Avenue Zhong, Tianhe District

Address of Principal Executive Office (Street and Number)

Guangzhou City, Guangdong Province, People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)       The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)       The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 20-F could not be filed within the prescribed time period.

Onion Global Limited (the “Company”) is unable to file its annual report on Form 20-F for the fiscal year ended December 31, 2021 (“2021 Form 20-F”) within the prescribed time period without unreasonable effort and expense to the Company. Due to the quick spread of Omicron new variant across mainland China and Hong Kong SAR, many cities in China had experienced lockdown or partial lockdown from time to time since the beginning of 2022. As a result of such lockdowns, certain audit procedures had been delayed. The Company expects to file the 2021 Form 20-F within the time period prescribed by Rule 12b-25(b)(2)(ii) under the Securities Exchange Act of 1934 if the impact of COVID-19 restrictions to the Company’s audit is minimized.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Cong (Kenny) Li	+86	020-38262863
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s total revenues and gross profit is expected to decrease significantly for the year ended December 31, 2021 as compared to the year ended December 31, 2020, mainly due to (i) our brand management adjustment redirecting our focus on third-party high-traffic brands to private label brands and (ii) unfavorable changes in China’s overall economy which negatively affected our customers’ consumption power. Total revenues and gross profit are expected to decrease by approximately 33% and 33% year over year, respectively. Net loss attributable to ordinary shareholders in 2021 is expected to increase by approximately 270% compared to net income attributable to ordinary shareholders in 2020.

These anticipated changes in results of operations are based on unaudited results and may subject to further adjustments before filing of the Company’s 2021 Form 20-F.

Onion Global Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 29, 2022	By:	/s/ Cong (Kenny) Li
Name: Cong (Kenny) Li
Title: Chief Executive Officer